ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "Agreement"), dated as of November __, 2022, is made and entered into by and between Biodex Medical Systems, Inc., a New York corporation ("Seller"), Salona Global Medical Device Corporation, a corporation incorporated under the laws of the Province of British Columbia ("Parent") and Salona Bio Acquisition, LLC, a Delaware limited liability company, a wholly-owned subsidiary of Parent ("Buyer", and together with Parent, the "Buyer Parties")). Throughout this Agreement, Seller and Buyer Parties may be referred to individually as a "Party" and collectively as the "Parties." Capitalized terms used in this Agreement have the meanings given to such terms herein, and such definitions are identified by the cross-references set forth in Exhibit A attached hereto.

RECITALS

WHEREAS, Seller is a manufacturer of medical imaging equipment, nuclear medicine instruments and rehabilitation systems; and

WHEREAS, Seller desires to sell and assign to Buyer, and Buyer desires to purchase and assume from Seller, substantially all the assets and liabilities of Seller's Biodex Physical Medicine (Rehabilitation) division (the "Rehabilitation Business"), upon the terms and provisions and subject to the conditions set forth herein; and

WHEREAS, as part of the transactions contemplated by this Agreement, the Parties desire to enter into an agreement under which Buyer will assume and continue the production of Ultrasound and C-Arm Tables for Seller at Seller's Shirley, New York facility for a period of up to two years following the Closing, upon the terms, provisions and conditions of a definitive contract manufacturing agreement to be executed and delivered at the Closing.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants, agreements, representations and warranties hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, except for the Excluded Assets, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase, acquire and assume from Seller, free and clear of all Encumbrances except Permitted Liens (defined below), all of Seller's right, title and interest in, to and under all of the tangible and intangible assets, properties and rights of every kind and nature and wherever located, which are owned, held or used by Seller in connection with, the Rehabilitation Business (collectively, the "Purchased Assets"), including the following:

(a) all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories, wherever located (collectively, "Inventory");

(b) all Contracts set forth on Section 1.01(b) of the Disclosure Schedules (the "Assigned Contracts"). For purposes of this Agreement: (i) "Contracts" means all contracts, purchase orders, leases, licenses, instruments, notes, commitments, undertakings and all other agreements, commitments and legally binding arrangements, whether written or oral; and (ii) "Disclosure Schedules" means the disclosure schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement;

(c) All Intellectual Property Assets. "Intellectual Property Assets" means all Intellectual Property of Seller that is used in or necessary for the conduct of the Rehabilitation Business. "Intellectual Property" means and includes, as it relates to the Rehabilitation Business: (i) patents, applications for patents (including divisions, provisionals, continuations, continuations in-part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (ii) inventions, discoveries and ideas, whether patentable or not in any jurisdiction; (iii) trademarks, service marks, brand names, certification marks, trade dress, domain names, trade names and other indications of origin, and the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including (a) any extension, modification or renewal of any such registration or application related to the Rehabilitation Business products, (b) the trademark "Biodex" registered with the U.S. Patent and Trademark Office, registration number 1390671, and (c) a perpetual license to continue to use the "Biodex" trademark which is registered with the U.S. Patent and Trademark Office, registration number 5127201, in connection with the Rehabilitation Business; (iv) nonpublic information, trade secrets, know-how, formulae, processes, procedures, research records, technical documentation and other information, records of invention, test information, market surveys, and other confidential information; (v) writings and other works, whether copyrightable or not in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; (vi) and any claims or causes of action arising out of any infringement or misappropriation of any of the foregoing;

(d) All Software. "Software" means all computer software, programs and code, including all new versions, updates, revisions, improvements and modifications thereof, whether in source code, object code, or executable code format, including systems software, application software, firmware, middleware, programming tools, scripts, routines, interfaces, libraries, and databases, protocols and all related specifications and documentation, including developer notes, comments and annotations, user manuals and training materials relating to any of the foregoing (other than shrink wrap, click-thru or like licenses for commercial off-the-shelf software);

(e) All Permits. "Permits" means all licenses, permits, registrations, authorizations, industry certifications, consents, certificates, orders, franchises, variances and approvals of Governmental Authority or other Persons necessary for the ownership, use or operation of the Purchased Assets and the conduct and operation of the Rehabilitation Business, each of which are identified on Section 1.01(e) of the Disclosure Schedules;

(f) all goodwill and going concern value of the Rehabilitation Business;

(g) copies of all books and records relating to the Rehabilitation Business and the Purchased Assets, including books of account, ledgers and general, financial and accounting records, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, equipment maintenance files, correspondence with any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction (each, a "Governmental Authority"), sales material and records, strategic plans and marketing and promotional surveys, material and research (collectively, "Books and Records");

(h) all furniture, fixtures, equipment, machinery, office equipment, supplies, computers, telephones and other tangible personal property of the Rehabilitation Business (the "Tangible Personal Property");

(i) all prepaid expenses, credits, advance payments, security, deposits, charges, sums and fees to the extent related to any Purchased Assets; and

(j) all of Seller's rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets.

"Permitted Liens" means (a) statutory and contractual landlord liens incurred in the ordinary course of business for sums (i) not yet due and payable or (ii) being contested in good faith, (b) liens for Taxes not yet due and payable, (c) statutory mechanic's liens and materialmen's liens for services or materials and similar statutory liens for amounts arising in the ordinary course of business that are not yet due and payable, (d) statutory liens of warehousemen and carriers and similar statutory liens securing obligations for amounts arising in the ordinary course of business that are not yet due and payable, (e) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business or (f) liens under that certain Credit Agreement, dated as of October 20, 2021, among Mirion Technologies (Holdingsub2), Ltd., a Limited Liability Company incorporated in England and Wales with company number 09299632, Mirion Technologies (US Holdings), Inc., a Delaware corporation, Mirion Technologies (US), Inc., a Delaware corporation, the other persons listed on the signature pages hereto as borrowers, the lending institutions from time to time parties hereto and Citibank, N.A., as the Administrative Agent, the Collateral Agent and a Letter of Credit Issuer, which liens will automatically be released upon Closing.

Section 1.02 Excluded Assets. Notwithstanding any other provision of this Agreement, Seller shall not sell, assign, transfer, convey or deliver to Buyer, and Buyer shall not purchase, acquire or assume from Seller, and the Purchased Assets shall not include, the following assets, properties, interests and rights of Seller, whether or not related to the Rehabilitation Business (collectively, the "Excluded Assets"):

(a) all cash, cash equivalents, short term investments and bank accounts of Seller;

(b) All accounts receivable, notes receivable, and other debts due and accruing to Seller;

(c) all employee benefit plans, programs, arrangements and other commitments of Seller, whether written or oral, express or implied and any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations under any such employee benefit plans;

(d) all of Seller's insurance policies and the rights and claims thereunder (including any rights to proceeds thereof);

(e) all losses, loss carry forwards, loss carry backs, and rights to receive refunds, rebates, offsets, credits or credit carry forwards with respect solely to Taxes of Seller;

(f) all shares (however designated) of Seller's capital stock and any other ownership interests in Seller;

(g) all rights of Seller under this Agreement and each other Transaction Document to which Seller is a party;

(h) All documents relating exclusively to the organization, maintenance and existence of Seller, including taxpayer and other identification numbers, Tax Returns, Tax information and Tax records, and books and records related to the Excluded Assets, provided that at the request of Buyer, Seller shall provide reasonable access to such Tax Returns, books and records, documents and other information relating to Seller that are reasonably relevant to the preparation of the Tax Returns of Buyer and shall permit Buyer (or its representatives), at Buyer's sole cost and expense, the right to take extracts therefrom and to make copies thereof); and

(i) Without limiting the effect of the foregoing clauses (a) through (g), all other assets and properties and rights of Seller.

Section 1.03 Assumed Liabilities.

(a) Subject to the terms and conditions set forth in this Agreement and as partial consideration for the acquisition of the Purchased Assets, Buyer shall assume and agree to pay, perform and discharge when due only the following Liabilities of Seller arising out of or relating to the Rehabilitation Business or the Purchased Assets, (collectively, the "Assumed Liabilities"):

(i) all Liabilities arising under or relating to the Assigned Contracts and Permits to be performed from and after the Closing Date;

(ii) all Liabilities for (A) Taxes relating to the Rehabilitation Business, the Purchased Assets or the Assumed Liabilities for any taxable period (or any portion thereof) beginning after the Closing Date and (B) Taxes for which Buyer is liable pursuant to Section 5.09;

(iii) all Liabilities from and after the Closing Date relating to employee benefits, compensation or other arrangements with respect to the employees of the Rehabilitation Business and Seller's employees involved in the production of tables in Seller's medical imaging division, who have accepted post-Closing employment with Buyer (the "Hired Employees");

(iv) all current Liabilities of the Rehabilitation Business reflected or reserved against in the Most Recent Balance Sheet excluding (1) all trade accounts payable to third parties in connection with the Rehabilitation Business and (2) all accrued paid time off owing to the Available Employees; and

(v) all other Liabilities arising out of or relating to Buyer's ownership or operation of the Rehabilitation Business and/or the ownership or use of the Purchased Assets from and after the Closing Date not otherwise the subject of clause (i) through (iii) of this Section 1.03(a).

For purposes of this Agreement, "Liabilities" means liabilities, obligations or commitments of any nature whatsoever, whether asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

(b) Notwithstanding anything to the contrary contained in this Agreement, Seller shall retain, and be responsible for, and Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of Seller's Affiliates of any nature whatsoever, whenever arising and whether relating to the Rehabilitation Business or otherwise, except to the extent expressly included in the Assumed Liabilities (collectively, the "Excluded Liabilities"), including without limitation:

(i) any Liabilities relating to or arising out of the Excluded Assets;

(ii) any Liabilities for (x) Taxes relating to the Rehabilitation Business, the Purchased Assets or the Assumed Liabilities for any taxable period (or any portion thereof) ending on or prior to the Closing Date and (y) any other Taxes of Seller other than Taxes allocated to Buyer under Section 5.10 for any taxable period;

(iii) All Liabilities arising from or relating to accrued paid time off owed to each of the Hired Employees under any employee benefit plans sponsored, maintained or contributed to by Seller or any ERISA Affiliate as of the Closing Date. "ERISA Affiliate" means any corporation or trade or business (whether or not incorporated) which is treated with any other Person as a single employer within the meaning of Section 414 of the Code;

(iv) any Liabilities arising out of or relating to Seller's ownership or operation of the Rehabilitation Business and the Purchased Assets prior to the Closing Date; and

(v) any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others.

For purposes of this Agreement: (i) "Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person; (ii) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; (iii) "Person" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

Section 1.04 Purchase Price. The aggregate purchase price for the Purchased Assets shall be an aggregate amount equal to $8,000,000.00, adjusted as follows and subject to further adjustment in accordance with Section 2.03 (as adjusted, (the "Purchase Price"):

(a) plus or minus the Net Working Capital Adjustment (as defined in Section 1.05(c)), if any; and

(b) plus the assumption of the Assumed Liabilities.

Section 1.05 Estimated Closing Statement.

(a) At least five (5) days prior to the anticipated Closing Date, Seller shall deliver to Buyer a closing statement (the "Estimated Closing Statement") setting forth Seller's good faith estimate, in consultation with Buyer, as of 12:01 a.m. on the anticipated Closing Date, of the amount of net working capital of the Rehabilitation Business (the "Net Working Capital"), and each component thereof in the format provided in the Net Working Capital Calculation Schedule (as defined in Section 1.05(b)).

(b) The Estimated Closing Statement shall be prepared in accordance with the principles set forth on a schedule attached hereto as Annex I (the "Net Working Capital Calculation Schedule"), based upon the books and records of Seller related to the Rehabilitation Business and in accordance with the Seller's historical accounting principles and practices, as if the Estimated Closing Statement was prepared as of a fiscal year end.

(c) If the amount of Net Working Capital set forth on the Estimated Closing Statement (the "Estimated Net Working Capital Amount") exceeds $3,501,687 ("Target Net Working Capital Amount"), then the Purchase Price shall be increased by an amount equal to such excess amount. If the Estimated Net Working Capital Amount is less than the Target Net Working Capital Amount, then the Purchase Price shall be reduced by an amount equal to such deficiency. Such excess or deficiency is referred to herein as the "Net Working Capital Adjustment." The Purchase Price as so adjusted by the applicable components for Net Working Capital and set forth on the Estimated Closing Statement is referred to herein as the "Estimated Purchase Price."

Section 1.06 Allocation of Purchase Price. The Purchase Price and the Assumed Liabilities shall be allocated among the Purchased Assets for all purposes (including Tax and financial accounting) as shown on the allocation schedule set forth on Section 1.06 of the Disclosure Schedules (the "Allocation Schedule"). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"). Buyer and Seller shall file all returns, declarations, reports, information returns and statements and other documents relating to Taxes (including amended returns and claims for refund) ("Tax Returns") in a manner consistent with the Allocation Schedule.

Section 1.07 Third-Party Consents.

(a) This Agreement shall not constitute a sale, assignment or transfer of any Purchased Asset if such sale, assignment or transfer: (i) requires the consent or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement and such consent or waiver has not been obtained prior to the Closing, or (ii) violates applicable Law.

(b) Following the Closing, Seller and Buyer shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required consent or waiver, or any release, substitution or amendment required to novate all Liabilities under any and all Assigned Contracts or other Liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Buyer shall be solely responsible for such Liabilities from and after the Closing Date; provided, however neither Seller nor Buyer shall be required to pay any consideration therefor. Once such consent, waiver, release, substitution or amendment is obtained, Seller shall sell, assign and transfer to Buyer the relevant Purchased Asset to which such consent, waiver, release, substitution or amendment relates for no additional consideration. Applicable sales, transfer and other similar Taxes in connection with such sale, assignment or transfer shall be paid by Buyer in accordance with Section 5.11.

(c) To the extent that any Purchased Asset or Assumed Liability cannot be transferred to Buyer in accordance with this Section 1.07, Buyer and Seller shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the Parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased

Asset and/or Assumed Liability to Buyer as of the Closing. Buyer shall, as agent or subcontractor for Seller, pay, perform and discharge fully the liabilities and obligations of Seller thereunder from and after the Closing Date. To the extent permitted under applicable Law, Seller shall, at Buyer's expense, hold in trust for and pay to Buyer promptly upon receipt thereof, all income, proceeds and other monies received by Seller from and after the Closing Date, to the extent related to such Purchased Asset in connection with the arrangements under this Section 1.07. Seller shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets.

ARTICLE II

CLOSING

Section 2.01 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the "Closing") shall take place remotely by exchange of documents and signatures (or their electronic counterparts), and the taking of such other actions, at 11:59 p.m. (ET) on December 31, 2022 if all conditions to Closing shall have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or thereafter, on the first Business Day of the month following the date on which all conditions to Closing shall have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time or place or in such other manner as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the "Closing Date."

Section 2.02 Closing Deliverables; Post-Closing Payments.

(a) At the Closing, Seller shall deliver to Buyer the following:

(i) a bill of sale substantially in the form of Exhibit B attached hereto (the "Bill of Sale"), duly executed by Seller;

(ii) an assignment and assumption agreement substantially in the form of Exhibit C attached hereto (the "Assignment and Assumption Agreement"), duly executed by Seller;

(iii) an agreement under which Seller will provide certain post-Closing transition services to Buyer substantially in the form of Exhibit D attached hereto and mutually acceptable to the Parties (the "Transition Services Agreement"), duly executed by Seller;

(iv) a contract manufacturing agreement substantially in the form of Exhibit E attached hereto (the "Contract Manufacturing Agreement"), duly executed by Seller;

(v) the written consent of the landlord of the Leased Real Property to the assignment or sublease from Seller to Buyer of the lease governing the Leased Real Property (the "Landlord Consent");

(vi) a certificate of the Secretary (or equivalent officer) of Seller certifying as to (A) the resolutions of the board of directors and of the shareholders of Seller, which authorize the execution, delivery and performance of this Agreement and the other documents and instruments to which the Seller is a party, to be delivered in connection with this Agreement or at the Closing (collectively, the "Transaction Documents") and the consummation of the transactions contemplated hereby and thereby and (B) the names and signatures of the officers of Seller authorized to sign this Agreement and the other Transaction Documents; and

(vii) an Assignment of Trademark covering the trademark "Biodex" registered as US Trademark registration number 1390671, substantially in the form of Exhibit F attached hereto and mutually acceptable to the Parties ("Trademark Assignment"), duly executed by Seller, and a perpetual license to continue to use the Biodex trademark registered as US Trademark registration number 5127201 in connection with the Rehabilitation Business, substantially in the form of Exhibit G attached hereto and mutually acceptable to the Parties ("License Agreement"), duly executed by Seller;

(viii) such other customary instruments of transfer or assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to the transactions contemplated by this Agreement; and

(b) At the Closing, Buyer Parties shall deliver to Seller the following:

(i) an amount equal to the Estimated Purchase Price minus $3,000,000.00 by wire transfer of immediately available funds in accordance with the wire transfer instructions provided to Buyer at least five (5) days prior to the anticipated Closing Date; and

(ii) the Assignment and Assumption Agreement, duly executed by Buyer;

(iii) the Transition Services Agreement, duly executed by Buyer;

(iv) the Contract Manufacturing Agreement, duly executed by Buyer;

(v) the Trademark Assignment and the License Agreement, duly executed by Buyer;

(vi) a Parent guaranty under which Parent guarantees to Seller the payment and performance of all of Buyer's obligations under this Agreement, including the payment of the Purchase Price pursuant to Section 1.04, substantially in the form of Exhibit H attached hereto, duly executed by Buyer; and

(vii) a certificate of the Secretary (or equivalent officer) of Buyer certifying as to (A) the resolutions of the board of directors of Buyer, which authorize the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby and (B) the names and signatures of the officers of Buyer authorized to sign this Agreement and the other Transaction Documents.

(c) No later than thirty (30) calendar days after the end of the calendar month in which the Rehabilitation Business has recognized aggregate revenue of $5.0 million in calendar year 2023, subject to any deductions pursuant to Section 7.06, if any, Buyer shall pay to Seller the sum of $1.0 million (the "Second Payment Amount") by wire transfer of immediately available funds in accordance with wire transfer instructions provided by Seller to Buyer at least five (5) days prior to the payment date.

(d) No later than thirty (30) calendar days after the end of the calendar month in which the Rehabilitation Business has recognized aggregate revenue of $10.0 million in calendar year 2023, subject to any deductions pursuant to Section 7.06, if any, Buyer shall pay to Seller the sum of $1.0 million (the "Third Payment Amount") by wire transfer of immediately available funds in accordance with wire transfer instructions provided by Seller to Buyer at least five (5) days prior to the payment date.

(e) No later than thirty (30) calendar days after the end of the calendar month in which the Rehabilitation Business has recognized aggregate revenue of $15.0 million in calendar year 2023, subject to any deductions pursuant to Section 7.06, if any, Buyer shall pay to Seller the sum of $1.0 million (the "Fourth Payment Amount") by wire transfer of immediately available funds in accordance with wire transfer instructions provided by Seller to Buyer at least five (5) days prior to the payment date.

The Second Payment Amount, Third Payment Amount and Fourth Payment Amount shall be hereinafter referred to collectively as the "Post-Closing Payments."

Section 2.03 Post-Closing Adjustment.

(a) Within sixty (60) days following the Closing Date, Buyer shall deliver to Seller a statement (e-mail sufficient with confirmation of delivery and receipt by Seller) setting forth, as of 12:01 a.m. on the Closing Date, Buyer's determination of the actual amounts of Net Working Capital and each component thereof in the format provided in the Net Working Capital Calculation Schedule (the "Proposed Final Closing Statement"), based upon the books and records of Seller related to the Rehabilitation Business and in accordance with Seller's historical accounting principles and practices as if the Proposed Final Closing Statement was prepared as of a fiscal year end. Unless Buyer timely delivers to Seller the Proposed Final Closing Statement, the Estimated Closing Statement will be final, conclusive and binding on the Parties, absent fraud or manifest error.

(b) Seller shall have thirty (30) days following Buyer's delivery of the Proposed Final Closing Statement to review the amounts and calculations set forth on the Proposed Final Closing Statement. Unless within such thirty (30) day period, Seller delivers to Buyer a written notice (e-mail sufficient with confirmation of delivery and receipt by Buyer) (a "Dispute Notice"), then the Proposed Final Closing Statement will be final, conclusive and binding on the Parties, absent fraud or manifest error. Any Dispute Notice delivered hereunder must set forth in reasonable detail (i) any item on the Proposed Final Closing Statement that Seller disputes, the basis for such dispute, and the Seller's proposed amount of such item and (ii) the Seller's alternative calculation of the actual amounts of Net Working Capital. Any item or amount to which no dispute is raised in the Dispute Notice will be final, conclusive and binding on the parties, absent fraud, on the date on which Buyer receives the Dispute Notice. Any Dispute Notice must specify, with reasonable particularity, all facts that form the basis of such disagreements. The Parties shall attempt to promptly resolve the matters raised in any Dispute Notice in good faith.

(c) If the Parties fail to agree to a resolution within fifteen (15) Business Days after delivery of any Dispute Notice, then either Buyer or Seller may provide written notice to the other (the "Dispute Submission Notice") that it elects to submit the disputed items to RSM US LLP (the "Accounting Firm"). The Accounting Firm will promptly after receipt of the Dispute Submission Notice, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, review only those unresolved items and amounts specifically set forth and objected to in the Dispute Notice and resolve the dispute with respect to each such specific unresolved item and amount in accordance with this Agreement (including, for the avoidance of doubt, to the extent relevant the application of the accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Financial Statements by determining whether the position of Buyer or Seller, are, on the whole, more accurate and, based on such determination, adopting either all of the positions set forth by Buyer or all of the positions set forth by Seller). In any such case, a single partner of the Accounting Firm selected by such Accounting Firm in accordance with its normal procedures and having expertise with respect to settlement of such disputes shall act for the Accounting Firm in the determination proceeding, and the parties shall instruct the Accounting Firm to render a written decision with respect to such disputed matter, including a statement in reasonable detail of the basis for its decision within thirty (30) days after the parties' delivery of the disputed items. All the fees and expenses of the Accounting Firm shall be borne by Seller (in the event that Buyer's positions are adopted by the Accounting Firm) or Buyer (in the event that Seller positions are adopted by the Accounting Firm).

(d) The decision of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Statement submitted to it will be final, conclusive and binding on the Parties, absent fraud. As used herein, the Proposed Final Closing Statement or any statement that becomes binding upon a lapse of time and without timely submission to arbitration or notification of a dispute as adjusted to reflect any changes agreed to by the Parties and the decision of the Accounting Firm, in each case, pursuant to this Section 2.03, is referred to herein as the "Final Closing Statement." The Parties agree to use their commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable after the commencement of the Accounting Firm's engagement.

(e) The final Purchase Price shall be calculated using the Final Closing Statement (the "Final Purchase Price"). If the Final Purchase Price exceeds the Estimated Purchase Price, Buyer shall pay (or cause to be paid) to Seller by wire transfer of immediately available funds the amount by which the Final Purchase Price exceeds the Estimated Purchase Price. If the Estimated Purchase Price exceeds the Final Purchase Price, then Seller shall pay (or cause to be paid) to Buyer by wire transfer of immediately available funds the amount by which the Final Purchase Price is less than the Estimated Purchase Price.

Section 2.04 Post-Closing Operation of the Rehabilitation Business

(a) At all times following the Closing Date through the earlier of (i) December 31, 2023 or (ii) the date that the Fourth Payment Amount has been delivered to Seller, Buyer shall conduct and operate the Rehabilitation Business in the ordinary course of business and shall maintain and preserve intact all the Purchase Assets including, without limitation, the Rehabilitation Business' franchise and goodwill and relationships with its customers, suppliers and others having business relationships.

(b) Without limiting the generality and effectiveness of Section 2.04(a), Buyer shall not make any decision or take any action (or fail to take any action) that would adversely impact the capacity or ability of the Rehabilitation Business to achieve the revenue thresholds in Section 2.02(c), (d) and (e).

Section 2.05 Revenue Accounting and Reporting Obligations.

(a) Buyer shall promptly account for and record all revenue generated by the Rehabilitation Business in accordance with GAAP. Revenue that can be recognized in accordance with GAAP by the Rehabilitation Business in calendar year 2023 shall be recorded in 2023 and will not be transferred to, accounted for, or recorded as, revenue generated in calendar year 2024.

(b) Subject to Section 2.05(c), beginning the month of January 2023 and continuing each month through April 2024, Buyer shall deliver to Seller within ten (10) days following the end of each month, a monthly report which includes the following information:

(i) The Rehabilitation Business' revenue organized by product line for (1) the month then ended and (2) year-to-date;

(ii) The Rehabilitation Business' orders organized by product line for (1) the month then ended and (2) year-to-date.

(c) Following the date that the Buyer has delivered to Seller the Fourth Payment Amount, Buyer may discontinue delivery of the monthly reports required under Section 2.05(b).

(d) Seller shall not have any responsibility for the post-Closing operation of the Rehabilitation Business.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 3.01 Organization and Authority of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Seller has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and each other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement and each of the Transaction Documents to which Seller is a party constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms.

Section 3.02 No Conflicts or Consents. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or breach any provision of the certificate of incorporation or by-laws of Seller; (b) violate or breach any provision of any Law or Governmental Order applicable to Seller, the Rehabilitation Business or the Purchased Assets; (c) require the consent, notice or other action by any Person under, conflict with, violate or breach, constitute a default under or result in the acceleration of any Assigned Contract; or (d) require any consent, permit, Governmental Order, filing or notice from, with or to any Governmental Authority by or with respect to Seller in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; except, in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to obtain consent or give notice would not have a Material Adverse Effect and, in the case of clause (d), where such consent, permit, Governmental Order, filing or notice which, in the aggregate, would not have a Material Adverse Effect. For purposes of this Agreement: (i) "Law" means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law or other requirement or rule of law of any Governmental Authority; (ii) "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority; and (iii) "Material Adverse Effect" means any event, occurrence, fact, condition or change that is materially adverse to the business, results of operations, financial condition or assets of the Rehabilitation Business, taken as a whole.

Section 3.03 Financial Statements. Copies of the financial statements consisting of the balance sheet of the Rehabilitation Business as at December 31, 2021 and as at September 30, 2022 (the Most Recent Balance Sheet"), and related statements of income and retained earnings, stockholders' equity and cash flow for the twelve months ended December 31, 2021 and the nine months ended September 30, 2022 (collectively, the "Financial Statements"), have been furnished to Buyer on behalf of Seller for purposes of this Agreement. The Financial Statements have been prepared in accordance with generally accepted accounting principles in effect in the United States from time to time, applied on a consistent basis throughout the period involved. The Financial Statements fairly present in all material respects the financial condition of the Rehabilitation Business as of the respective dates they were prepared and the results of the operations of the Rehabilitation Business for the periods indicated. For the purposes of this Agreement, the date of the Most Recent Balance Sheet shall be referred to as the "Balance Sheet Date."

Section 3.04 Absence of Certain Changes, Events and Conditions. Except as set forth on Section 3.04 of the Disclosure Schedules, from the Balance Sheet Date until the date of this Agreement, Seller has operated the Rehabilitation Business in the ordinary course of business in all material respects and there has not been any change, event, condition or development that is materially adverse to: (a) the business, results of operations, financial condition or assets of the Rehabilitation Business, taken as a whole; or (b) the ability of Seller to consummate the transactions contemplated hereby.

Section 3.05 Contracts.

(a) Section 3.05 of the Disclosure Schedule lists as of the date hereof, each of the following Contracts to which Seller is a party or which bind or affect the Purchased Assets, together with the Leased Real Property identified in Section 3.06 of the Disclosure Schedules and all Intellectual Property Agreements identified in Section 3.10 of the Disclosure Schedules, collectively, the "Material Contracts"):

(i) all Assigned Contracts;

(ii) Any other Contracts involving aggregate consideration in excess of $20,000 or requiring performance by any party more than one year from the date hereof, which, in each case, cannot be cancelled without penalty or without more than ninety (90) days' notice;

(iii) all Contracts that relate to the sale of any of the Purchased Assets, other than in the ordinary course of business, for consideration in excess of $50,000;

(iv) all Contracts that relate to indebtedness (including, without limitation, guarantees), in each case having an outstanding principal amount in excess of $25,000;

(v) all collective bargaining agreements or Contracts with any labor organization, union or association.

(b) Seller is not in default nor has any event occurred which, with the giving of notice or the passage of time or both, would constitute a default, under any Material Contract, and, to Seller's actual knowledge, no event has occurred which, with the giving of notice or the passage of time or both, would constitute a default by any other party under any Material Contract. Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms and, to Seller's actual knowledge, is not subject to any claims, charges, setoffs or defenses.

(c) Seller is not party to any oral contract or agreement involving aggregate consideration in excess of $50,000 or requiring performance by any party more than one year from the date thereof, which, in each case, cannot be cancelled by the Company without penalty or without more than 180 days' notice.

(d) Seller has provided Buyer with correct and complete copies of each Material Contract.

Section 3.06 Leased Real Property. Section 3.06 of the Disclosure Schedules sets forth a complete and correct list of the Leased Real Property (defined below). Seller has not subleased, licensed or otherwise granted anyone a right to use or occupy the Leased Real Property or any portion thereof. The Leased Real Property is in good condition and has been maintained in good repair, wear and tear excepted, in a manner consistent with standards generally followed with respect to similar properties, and satisfactorily serves the purposes for which it is used in the Rehabilitation Business. "Leased Real Property" means all leasehold interests in real property leased by Seller and related to, used or held for use in connection with the Rehabilitation Business, together with Seller's leasehold interest in and to all structures, facilities, or improvements currently or as of the Closing Date located thereon and all easements, licenses rights and appurtenances relating to the foregoing. Seller has a valid leasehold interest in the Leased Real Property free and clear of all Encumbrances, except for Permitted Liens.

Section 3.07 Title to Tangible Personal Property. Seller has good and valid title to, or a valid leasehold interest in, the Purchased Assets, free and clear of any lien, charge, claim, pledge, security interest or other similar encumbrance (each, an "Encumbrance" and collectively, "Encumbrances"), except for: (a) Permitted Liens or (d) other imperfections of title or Encumbrances, if any, that would not have a Material Adverse Effect. The plant, machinery, equipment and leasehold improvements included in the Purchased Assets are in all material respects in good operating condition, reasonable wear and tear excepted and are adequate for the purposes for which they are being used.

Section 3.08 Inventory. The Inventory are of a quality and quantity usable and, with respect to finished goods, saleable in the ordinary course of business consistent with past practice, subject to reserves for obsolete and slow-moving items established in accordance with the Seller's practices. The aggregate value of the Inventory as reflected in the balance sheet included in the Financial Statements, as adjusted through the last calendar month end preceding the date hereof or the last calendar month end preceding the Closing Date, as applicable, has been written down on the books of account of the Seller to realizable market value or adequate reserves have been provided in accordance with GAAP.

Section 3.09 Sufficiency of Assets. The Purchased Assets are sufficient for the continued conduct of the Rehabilitation Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Rehabilitation Business as currently conducted.

Section 3.10 Intellectual Property. Section 3.10 of the Disclosure Schedules lists (i) all IP Registrations (defined below) and (ii) all Intellectual Property Agreements (defined below) that are material to the conduct of the Rehabilitation Business (excluding shrink-wrap, click- wrap, or other similar agreements for commercially available off-the-shelf software. Except as set forth in Section 3.10 of the Disclosure Schedules, Seller owns or has the right to use all Intellectual Property Assets and the Intellectual Property licensed to Seller under the Intellectual Property Agreements. Except as set forth in Section 3.10 of the Disclosure Schedules, to Seller's actual knowledge: (i) the conduct of the Rehabilitation Business as currently conducted does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any Person; and (ii) no Person is infringing, misappropriating or otherwise violating any Intellectual Property Assets. "IP Registrations" means all Intellectual Property that is subject to any issuance registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing. "Intellectual Property Agreements" means all incoming and outgoing licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other Contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, (a) to which Seller is a party, beneficiary or otherwise bound, and (b) under which Seller expressly grants to a third party, or expressly receives from a third party, any right or license relating to any Intellectual Property or Software.

Section 3.11 Legal Proceedings; Governmental Orders.

(a) There are no claims, actions, suits, investigations or other legal proceedings (collectively, "Actions") pending or, to Seller's actual knowledge, threatened against or by Seller relating to or affecting the Rehabilitation Business or the Purchased Assets, which if determined adversely to Seller would result in a Material Adverse Effect.

(b) There are no outstanding Governmental Orders against, relating to or affecting the Rehabilitation Business or the Purchased Assets, which would have a Material Adverse Effect.

Section 3.12 Compliance with Laws. Seller is in compliance with all laws applicable to the conduct of the Rehabilitation Business as currently conducted and the ownership and use of the Purchased Assets, except where the failure to be in compliance would not have a Material Adverse Effect.

Section 3.13 Licenses and Permits. Seller owns, holds, possesses or lawfully uses all Permits (as defined in Section 1.01(f)). Seller is in compliance in all material respects with such Permits, all of which are in full force and effect, and Seller has not received any written notices (or to Seller's actual knowledge, any oral notice) to the contrary.

Section 3.14 Taxes.

(a) Seller has filed all material Tax Returns with respect to the Rehabilitation Business required to be filed by Seller for any tax periods prior to Closing and has paid all Taxes shown thereon as owing. Seller is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. "Taxes" means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, withholding, payroll, employment, unemployment, excise, severance, stamp, occupation, premium, property (real or personal), customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto.

(b) The representations and warranties set forth in this Section 3.14 are Seller's sole and exclusive representations and warranties regarding Tax matters.

Section 3.15 Employees. Seller has complied with all applicable laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining and the payment of social security and other Taxes.

Section 3.16 Customers and Suppliers.

(a) Section 3.16(a) of the Disclosure Schedules sets forth a complete and correct list of the top ten (10) customers (the "Material Customers") of the Rehabilitation Business as of the Balance Sheet Date and during the Seller's fiscal year ended December 31, 2021 as measured by the aggregate dollar value of sales by Seller, and sets forth opposite the name of each Material Customer, the approximate percentage and dollar amount of revenue by the Seller attributable to such Material Customer for each such period. No Material Customer has terminated or adversely modified its relationship with Seller in any material respect or made any written threat to the Seller that such Material Customer plans to cancel or otherwise terminate or make material adverse change in, its relationship with the Seller in the past twelve (12) months other than in the ordinary course of business consistent with past practice.

(b) Section 3.16(b) of the Disclosure Schedules sets forth a complete and correct list of the top ten (10) suppliers (the "Material Suppliers") of the Rehabilitation Business as of the Balance Sheet Date and during the Seller's fiscal year ended December 31, 2021 as measured by the aggregate dollar value of purchases by Seller, and sets forth opposite the name of each Material Supplier, the approximate percentage and dollar amount paid by Seller attributable to such Material Supplier for each such period. No Material Supplier has terminated or adversely modified its relationship with Seller in any material respect or made any written threat to the Seller that such Material Supplier plans to cancel or otherwise terminate or make material adverse change in, its relationship with the Seller in the past twelve (12) months other than in the ordinary course of business consistent with past practice.

(c) Seller has not received any notice that any Material Customer or Material Supplier (i) intends to terminate or adversely modify its relationship with Seller, or (ii) is unable to pay its expenses when due.

Section 3.17 Environmental Matters.

(a) Seller is in compliance in all material respects with all Environmental Laws (defined below). Seller has not (i) designed, manufactured, sold, marketed, installed, repaired or distributed products or other items containing any Hazardous Materials so as to give rise to any Liability under any Environmental Law, (ii) disposed of, arranged for or permitted the disposal of, treated, stored, transported, handled, manufactured, distributed, exposed any person to, or released any Hazardous Materials, or owned or operated any property or facility which is or has been contaminated by any Hazardous Materials (defined below), so as to give rise to any Liability or which is currently required by Environmental Law to be remediated by or at the expense of Seller or (iii) assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any Liability of any other Person under Environmental Laws or related to Hazardous Materials.

(b) "Environmental Laws" means all federal, state, local and foreign laws, including statutes, regulations, ordinances, rules, directives, orders, decrees and other provisions or common law having the force or effect of law, and all judicial and administrative orders and determinations that are binding upon Seller and/or the Rehabilitation Business, concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any hazardous substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date. "Hazardous Materials" means any means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as hazardous, toxic, a pollutant, a contaminant, radioactive, or of similar classification, including petroleum or petroleum byproducts, asbestos in any form, polychlorinated biphenyls, ozone-depleting substances, or any other hazardous or toxic substance or chemical substance or waste that is prohibited, limited or regulated under any Environmental Law.

Section 3.18 Healthcare Matters. The operations of the Rehabilitation Business are in compliance with all applicable Laws (including, for avoidance of doubt, good manufacturing practices and good clinical practices) of the United States Federal Food and Drug Administration (the "FDA") and comparable Laws of other Governmental Authorities having jurisdiction over the products or operations of the Rehabilitation Business, except for such failures to comply that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Rehabilitation Business. There is no pending or, to the knowledge of Seller, threatened enforcement action concerning the products or operations of the Rehabilitation Business by the FDA or any other Governmental Authority with jurisdiction over the products under such Law, including any comparable state or foreign laws. There are no, and there have been in the last four (4) years no, recalls involving the products manufactured and sold by the Rehabilitation Business. To the knowledge of Seller, there are no pending or outstanding (i) warning letters or other regulatory letters or sanctions, (ii) inspectional observations or establishment inspection reports, or (iii) any other documents received by Seller from the FDA or any other Governmental Authority relating to the products manufactured and sold by the Rehabilitation Business or arising out of the conduct of the Seller that assert ongoing material lack of compliance with any such Laws by Seller related to the Rehabilitation Business.

Section 3.19 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

Section 3.20 No Other Representations and Warranties. Except for the representations and warranties contained in this ARTICLE III (including the related portions of the Disclosure Schedules), neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information, documents or material regarding the Rehabilitation Business and the Purchased Assets furnished or made available to Buyer and its Representatives in any form including, but not limited to, the Mirion Bristol Presentation dated April 2022 and the Bristol Management Supplemental Presentation dated July 18, 2022, made in expectation of the transactions contemplated hereby, or as to the future revenue, profitability, or success of the Rehabilitation Business, or any representation or warranty arising from statute or otherwise in Law. For purposes of this Agreement, "Representative" means, with respect to any Person, all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER PARTIES

Buyer Parties represent and warrant to Seller as follows:

Section 4.01 Organization and Authority of Buyer. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent is a corporation duly organized, validly existing and in good standing under the laws of the Province of British Columbia, Canada. Each of the Buyer Parties has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which they are a party, to carry out their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer Parties of this Agreement and each other Transaction Document to which each of the Buyer Parties is a party, the performance by Buyer Parties of their respective obligations hereunder and thereunder and the consummation by Buyer Parties of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each of the Buyer Parties. This Agreement and each of the Transaction Documents to which Buyer Parties is a party constitute legal, valid and binding obligations of Buyer and Parent enforceable against Buyer and Parent in accordance with their respective terms.

Section 4.02 No Conflicts; Consents. The execution, delivery and performance by Buyer Parties of this Agreement and the other Transaction Documents to which each is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) violate or breach any provision of the certificate of formation or certificate of incorporation, as applicable, or by-laws of Buyer and Parent; (b) violate or breach any provision of any Law or Governmental Order applicable to Buyer Parties; (c) require the consent, notice or other action by any Person under, conflict with, violate or breach, constitute a default under or result in the acceleration of any agreement to which Buyer or Parent is a party; or (d) require any consent, permit, Governmental Order, filing or notice from, with or to any Governmental Authority by or with respect to Buyer Parties in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby; except, in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to obtain consent or give notice would not have a material adverse effect on Buyer Parties' ability to consummate the transactions contemplated hereby and, in the case of clause (d), where such consent, permit, Governmental Order, filing or notice which, in the aggregate, would not have a Material Adverse Effect on Buyer Parties' ability to consummate the transactions contemplated hereby.

Section 4.03 No Financing Contingency. Buyer Parties' obligation to consummate the transactions contemplated by this Agreement including, but not limited to, payment of the Purchase Price is not contingent or conditioned upon obtaining a commitment for or closing any financing.

Section 4.04 Legal Proceedings. There are no Actions pending or, to Buyer's actual knowledge, threatened against or by Buyer or Parent that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 4.05 Solvency; Sufficiency of Funds. Neither Buyer nor Parent is now insolvent and neither will be rendered insolvent by any of the transactions contemplated by this Agreement. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement: (i) Buyer and Parent will be able to pay its liabilities as they become due in the usual course of its business; (ii) Neither Buyer nor Parent will have unreasonably small capital with which to conduct its present or proposed business; and (iii) Buyer and Parent will have assets (calculated at fair market value) that exceed its liabilities.

Section 4.06 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer or Parent.

Section 4.07 Independent Investigation. Buyer Parties have conducted their own independent investigation, review and analysis of the Rehabilitation Business and the Purchased Assets, and it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of Seller for such purpose. Buyer Parties acknowledge and agree that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer Parties have relied solely upon their own investigation and the express representations and warranties of Seller set forth in ARTICLE III of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Rehabilitation Business, the Purchased Assets or this Agreement, except as expressly set forth in ARTICLE III of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall (a) conduct the Rehabilitation Business in the ordinary course of business; and (b) use commercially reasonable efforts to maintain and preserve intact the Rehabilitation Business' organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of the business' employees, customers, lenders, suppliers, regulators and others having relationships with the Rehabilitation Business. From the date hereof until the Closing Date, except as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not take any action that would cause any of the changes, events or conditions described in Section 3.04 to occur.

Section 5.02 Access to Information. From the date hereof until the Closing, Seller shall (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Leased Real Property, properties, assets, premises, Books and Records, Assigned Contracts and other documents and data related to the Rehabilitation Business; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Rehabilitation Business as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Buyer in its investigation of the Rehabilitation Business; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller's personnel and in such a manner as not to interfere with the conduct of the Rehabilitation Business or any other businesses of Seller. All requests by Buyer for access pursuant to this Section 5.02 shall be submitted or directed exclusively to Dale Bandy at dbandy@mirion.com and Bertrand Duban at bduban@mirion.com or such other individuals as Seller may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Buyer if such disclosure would, in Seller's sole discretion: (w) cause significant competitive harm to Seller and its businesses, including the Rehabilitation Business, if the transactions contemplated by this Agreement are not consummated; (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement; or (z) reveal bids received from third parties in connection with transactions similar to those contemplated by this Agreement and any information and analysis (including financial analysis) relating to such bids. Prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, the Rehabilitation Business without first obtaining Seller's written permission in each case, and Buyer shall have no right to perform invasive, destructive or subsurface investigations of the Leased Real Property or any other environmental sampling (such as indoor air sampling). Buyer and Parent shall, and shall cause their Representatives to, abide by the terms of the Confidentiality Agreement (as defined in Section 5.04) with respect to any access or information provided pursuant to this Section 5.02.

Section 5.03 Supplement to Disclosure Schedules. From time to time prior to the Closing, Seller shall have the right (but not the obligation) to supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a "Schedule Supplement"). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 6.02 have been satisfied; provided, however, that if Buyer has the right to, but does not elect to, terminate this Agreement within five (5) Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further, shall have irrevocably waived its right to indemnification under Section 7.02 with respect to such matter.

Section 5.04 Confidentiality.

(a) The Buyer Parties acknowledge and agree that the Confidentiality Agreement, dated as of December 10, 2021, between Parent and Seller (the "Confidentiality Agreement") remains in full force and effect and, in addition, shall keep confidential, in accordance with the provisions of the Confidentiality Agreement, all information received or obtained from Seller pursuant to this Agreement. If this Agreement is terminated prior to the Closing for any reason, the Confidentiality Agreement and the provisions of this Section 5.04(a) shall nonetheless continue in full force and effect. In the event that the Closing occurs, the Confidentiality Agreement shall automatically terminate and be no further force and effect and Seller's confidentiality obligations shall be governed by Section 5.04(b) and Section 5.04(c) hereof and any other applicable provision of this Agreement.

(b) Seller acknowledges and agrees that upon Closing, all Confidential Information (defined below) of the Rehabilitation Business shall be solely owned by Buyer. Subject to Section 5.04(c) hereof, Seller shall keep confidential and shall not use or disclose to others, or permit the use or disclosure of, (i) any and all Confidential Information relating to the Rehabilitation Business or the Purchased Assets, and (ii) any Confidential Information of Buyer and Parent that may have been furnished to Seller (including Confidential Information transmitted by Parent's Representatives) in the course of negotiations relating to this Agreement and the business and financial reviews and investigations conducted pursuant hereto, whether or not related to this Agreement or the transactions contemplated hereby. Buyer acknowledges and agrees that upon Closing, all Confidential Information of Seller received or obtained except such information specifically relating to the Rehabilitation Business or the Purchased Assets constitutes Confidential Information of Seller and shall remain Seller's exclusive property. Subject to Section 5.04(c) hereof, Seller shall keep confidential and shall not use or disclose to others or permit the use or disclosure of any such Confidential Information. "Confidential Information" means information of a Party that is confidential and proprietary to such party and not generally available to the public, including, but not limited to, non-public information related to such party's business, customers, customer lists, finances, operations, or affairs, and including this Agreement and the provisions of this Agreement.

(c) A Party may disclose Confidential Information if, and to the extent that, such disclosure (x) is permitted under Section 5.04; (y) is required in connection with enforcing its rights, or defending any claim, in connection with any Action arising out of, or relating to, this Agreement, the other Transaction Documents or such Party; or (z) is required by any applicable law, subpoena, court order, regulation, or judicial or administrative process (each a "Disclosure Mandate"), provided that to the extent practicable and permitted by the relevant Disclosure Mandate, such Party shall provide notice of any Disclosure Mandate under this clause (z) to the other Party for the purpose of enabling such Party to seek a protective order or otherwise prevent such disclosure. Notwithstanding anything to the contrary, "Confidential Information" does not include information that (a) is or becomes generally available to the public other than as a result of a breach of this Agreement by the receiving Party, (b) was available to the receiving Party on a non-confidential basis prior to its disclosure by the disclosing Party, or (c) becomes available to the receiving Party on a non-confidential basis from another source, provided that such other source is not known by the receiving Party to be bound by, and to the receiving Party's actual knowledge, such disclosure does not breach, directly or indirectly, a confidentiality agreement between such other source and the receiving Party.

Section 5.05 Post-Closing Employment; Retention Bonuses.

(a) Prior to the Closing Date, on a date agreed upon by the Parties, Buyer shall offer post-Closing employment to each of the employees of the Rehabilitation Business and each of Seller's employees involved in the production of tables in Seller's medical imaging division which employment terms offered shall be at least at the same level of wages and substantially the same benefits that each such employee currently receives from Seller for a period of at least one year post-Closing. All of such employees are identified on Section 5.05(a) of the Disclosure Schedules (the "Available Employees") and Seller shall use reasonable efforts to facilitate Buyer's post-Closing employment of the Available Employees. Seller shall be responsible for payment of any accrued vacation or other amounts owing to the Available Employees by reason of the termination of their employment by Seller.

(b) Prior to the Closing Date, Seller shall have offered a retention bonus, at Seller's expense, to each of the following two employees of Seller: Jason Casani and Carmine Tronolone.

(c) Subject to Jason Casani's and Carmine Tronolone's respective acceptance of the applicable retention bonus and acceptance of Buyer's offer of post-Closing employment, Buyer shall pay each such employee a severance payment in the amount of one year's base salary if Buyer terminates such employee's employment without Cause prior to the first (1st) anniversary from the Closing Date. "Cause" is defined as the commission of: (i) an intentional act of fraud, embezzlement or theft in connection with the employee's duties or in the course of employee's employment with Buyer; (ii) intentional wrongful damage to property of Buyer; (iii) intentional wrongful disclosure of secret processes or confidential information of Buyer; (iv) an act or omission resulting in conviction of a criminal offense (other than minor traffic offenses); or (v) intentional wrongful engagement in any competitive activity which would constitute a material breach of the duty of loyalty.

Section 5.06 Restrictive Covenants.

(a) Acknowledgment. Seller acknowledges and agrees that in order to assure Buyer that the Rehabilitation Business and the Purchased Assets will retain their value, it is necessary that Seller and its Affiliates undertake not to utilize such its special knowledge of the Rehabilitation Business and its relationship with customers to compete with Buyer or Parent.

(b) Non-Compete. For a period of four (4) years from the Closing Date (the "Restricted Period"), Seller and its Affiliates shall not directly or indirectly, in any capacity, own, operate, manage, control, engage in, invest in, or participate in any manner in, act as a consultant or advisor to, render services for (alone or in association with any Person), or otherwise assist any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise that competes, directly or indirectly, in the United States with (i) Seller's products currently sold in the physical medicine rehabilitation sector or (ii) Rehabilitation Business products in development; provided however, that nothing contained herein shall restrict Seller or its Affiliates from performing its services and fulfilling its obligations under the Transition Services Agreement during its term, and provided further, that nothing contained herein shall be construed to prevent Seller or its Affiliates from investing in the stock of any competing corporation listed on a national securities exchange or traded in the over the counter market so long as such party is not involved in the business of said corporation and such party does not own more than five percent (5%) of the stock of such corporation.

(c) Non-Solicitation. Without limiting Section 5.06(b), during the Restricted Period, Seller and its Affiliates shall not directly or indirectly, in any capacity (i) solicit business from any Person which is or was a customer of the Rehabilitation Business during the twelve (12) month period preceding the Closing Date, or from any successor in interest to any such Person, in any case for the purpose of securing business or Contracts related to the Rehabilitation Business, or (ii) solicit or encourage any customer, supplier or vendor to discontinue or adversely change its business relationship with the Buyer or the Rehabilitation Business or (iii) otherwise interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Rehabilitation Business and any of its customers, suppliers or vendors.

(d) Interference with Relationships. During the Restricted Period, Seller and its Affiliates shall not, directly or indirectly, in any capacity, without the prior written consent of Buyer, employ, engage, recruit or solicit for employment or engagement, any Person who is (or was within twelve (12) months of the Closing Date) employed or engaged by Buyer in the Rehabilitation Business, or a customer, supplier or vendor of the Rehabilitation Business, or otherwise seek to influence or alter any such Person's relationship with any of the foregoing.

Section 5.07 Public Announcements. No press release or other written public announcement of the subject matter of this Agreement shall be made by either Party unless (a) prior written consent or approval is obtained from the other Party, which consent or approval shall not be unreasonably withheld or (b) as otherwise required by applicable law or regulation. The Parties shall cooperate to develop and implement a communications strategy with respect to written and other communications (including electronic communications) that Seller proposes to its employees regarding the subject matter of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, either Party may, without the prior written consent of the other Party, (w) issue a press release announcing the execution of this Agreement and providing a summary of the transactions contemplated hereby, provided that (i) no Confidential Information is disclosed, and (ii) the other Party is provided a copy of such press release and summary not less than three (3) business days prior to its release and the text and other information contained in such press release is approved by the other Party, which approval shall not be unreasonably withheld, (x) issue a press release announcing the Closing and providing a summary of the transactions contemplated hereby, provided that (i) no Confidential Information is disclosed, and (ii) the other Party is provided a copy of such press release and summary not less than three (3) business days prior to its release and the text and other information contained in such press release is approved by the other Party, which approval shall not be unreasonably withheld, (y) communicate information that is not Confidential Information with financial analysts, investors and media representatives in a manner consistent with its past practice in compliance with applicable laws and (z) disseminate material substantially similar to material included in any press release or other document previously approved for external distribution by either Party. Notwithstanding the foregoing, Parent may, without the prior written consent of Seller, provide its shareholders and creditors with a general description of this Agreement, the Rehabilitation Business and any related transactions; provided however, neither Parent nor Seller may disclose any Confidential Information about the Rehabilitation Business, Seller or any of Seller's Affiliates that is owned by Seller or that is included in this Agreement.

Section 5.08 Exhibits. As soon as is practicable following the date hereof, the Parties shall work together to reach agreement on the final terms of the Transition Services Agreement, Trademark Assignment and License Agreement.

Section 5.09 Transition Planning. Prior to the Closing Date, Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to support Buyer in planning for transition and integration, such that there is minimal disruption in the Rehabilitation Business after Closing. Such transition planning shall include, but shall not be limited to, the types of support to be provided in the Transition Services Agreement after Closing.

Section 5.10 Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

Section 5.11 Transfer Taxes. All transfer, sales, use, registration, documentary, stamp, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents, if any, shall be borne and paid by Buyer when due. Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

Section 5.12 Further Assurances. Following the Closing, each Party shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.01 Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the following:

(a) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b) The Landlord Consent shall have been received.

Section 6.02 Conditions to Obligations of Buyer Parties. The obligations of Buyer Parties to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer's waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Seller contained in ARTICLE III shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.

(b) Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c) Seller shall have delivered to Buyer duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 2.02(a).

(d) Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 6.03(a) and Section 6.02(b) have been satisfied (the "Seller Closing Certificate").

(e) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(f) Buyer shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Seller certifying the names and signatures of the officers of Seller authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder.

(g) Buyer shall have received a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the "FIRPTA Certificate") that Seller is not a foreign person within the meaning of Section 1445 of the Code duly executed by Seller.

Section 6.03 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller's waiver, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Buyer Parties contained in ARTICLE IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer's ability to consummate the transactions contemplated hereby.

(b) Buyer Parties shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c) Buyer Parties shall have delivered to Seller the Estimated Purchase Price minus the Post-Closing Payments, duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 2.02(b).

(d) At least fifty (50%) of the Available Employees shall have accepted post- Closing employment with Buyer.

(e) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 6.03(a) and Section 6.03(b)Section 6.03(a) have been satisfied (the "Buyer Closing Certificate").

(f) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(g) Seller shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer certifying the names and signatures of the officers of Buyer authorized to sign this Agreement, the Transaction Documents and the other documents to be delivered hereunder and thereunder.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained in ARTICLE III and ARTICLE IV shall survive the Closing and remain in full force and effect for a period ending twenty (20) months from the Closing Date, except that: (a)(i) Seller's representations and warranties set forth in Sections 3.01 (Organization and Authority of Seller), 3.02 (No Conflict or Consents), and 3.17 (Brokers) and (ii) Buyer Parties' representations and warranties set forth in Sections 4.01 (Organization and Authority of Buyer), 4.02 (No Conflict or Consents) and 4.06 (Brokers) (the representations and warranties identified in subsections (i) and (ii) immediately above, collectively, the "Fundamental Representations") shall survive the Closing until the expiration of the applicable statute of limitations periods (giving effect to any waiver, mitigation, or extension thereof), and (b) Seller's representations in Section 3.13 (Taxes) and 3.16 (Environmental Matters) shall survive until the date that is sixty (60) days after the end of the applicable statute of limitations and any extensions thereof. Except as otherwise provided herein, the covenants and agreements of the Seller and Buyer Parties contained herein shall survive the Closing for the periods set forth therein or, if no such period is set forth, for the maximum period permitted by applicable law. The Parties acknowledge and agree that the survival periods set forth in this Section 6.01 are contractual statutes of limitations and any claim brought by any party pursuant to this ARTICLE VII must be brought or filed prior to the expiration of the applicable survival period.

Section 7.02 Indemnification by Seller. Subject to the limitations and conditions contained in this ARTICLE VII, Seller shall indemnify, defend and hold harmless Buyer and its respective Affiliates and each of their respective owners, officers, directors, managers, employees, agents, representatives, successors and assigns, from and against, any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees and costs (collectively, "Losses"), incurred or sustained by, or imposed upon, Buyer based upon, arising out of, or by reason of:

(a) any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement;

(c) any Excluded Asset or any Excluded Liability; or

(d) any Liability arising out of Seller's use of the Purchased Assets or operation of the Rehabilitation Business before the Closing.

Section 7.03 Indemnification by Buyer Parties. Buyer Parties shall, jointly and severally, indemnify, defend and hold harmless Seller and its Affiliates and each of their respective owners, officers, directors, managers, employees, agents, representatives, successors and assigns, from and against, any and all and all Losses incurred or sustained by, or imposed upon, Seller based upon, arising out of or with respect to:

(a) any inaccuracy in or breach of any of the representations or warranties of Buyer Parties contained in this Agreement;

(b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer Parties pursuant to this Agreement;

(c) any Assumed Liability; or

(d) any Liability arising out of Buyer's use of the Purchased Assets or operation of the Rehabilitation Business after the Closing.

Section 7.04 Certain Limitations. The Party making a claim under this ARTICLE VII may be referred to as the "Indemnified Party", and the Party against whom such claims are asserted under this ARTICLE VII is referred to as the "Indemnifying Party." The Parties' respective indemnification obligations under Section 7.02 and Section 7.03 shall be subject to the following limitations:

(a) The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 7.02(a) or Section 7.03(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 7.02(a) or Section 7.03(a) exceeds $100,000 (the "Deductible"), in which event the Indemnifying Party shall only be required to pay or be liable for Losses in excess of the Deductible; provided however, that the Deductible shall not apply to recovery for an inaccuracy in or breach of any Fundamental Representation; and provided further, that nothing in this Agreement shall limit or restrict any Indemnified Party's rights to maintain or recover any amounts in connection with any action or claim based upon fraud.

(b) The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 7.02(a) or Section 7.03(a), as the case may be, shall not exceed forty percent (40%) of the Purchase Price; provided however, that the foregoing limitation shall not apply to recovery for an inaccuracy in or breach of a Fundamental Representation; and provided further, that nothing in this Agreement shall limit or restrict any of the Indemnified Party's rights to maintain or recover any amounts in connection with any action or claim based upon fraud, but in no event (other than in the case of fraud) shall the aggregate amount of all Losses paid in the aggregate by a Seller Indemnifying Party under this ARTICLE VII exceed the Purchase Price.

(c) In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(d) For all purposes of this ARTICLE VII, Losses shall be net of any amounts paid or payable to an Indemnified Party under any insurance policy or Contract in connection with the facts giving rise to the right of indemnification hereunder, and each Indemnified Party shall use its reasonable commercial efforts to recover all amounts payable from an insurer or other third party under any such insurance policy or Contract to the same extent such party would if such losses were not subject to indemnification, compensation or reimbursement hereunder prior to seeking indemnification hereunder; provided however, that the amount deemed to be paid under such insurance policies shall be net of the deductible for such policies and determined after giving effect to any increase in premiums resulting from such claim and out-of-pocket costs of collecting such insurance proceeds. Nothing in this Section 7.04(e) shall obligate the Indemnified Party to commence an Action to recover any insurance proceeds where an insurance carrier has denied coverage. If an Indemnified Party receives any of the foregoing payments with respect to any Losses for which it has previously been indemnified, the Indemnified Party shall promptly (and in any event within ten (10) business days after receiving such payment) pay to the Indemnifying Party an amount equal to such payment or, if it is a lesser amount, the amount of such previously indemnified Losses.

Section 7.05 Indemnification Procedures. Whenever any claim shall arise for indemnification hereunder, the Indemnified Party shall promptly but not later than three (3) months after discovery provide written notice of such claim to the Indemnifying Party. Such notice by the Indemnified Party shall: (a) describe the claim in reasonable detail; (b) include copies of all material written evidence thereof; and (c) indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense, subject to the Indemnifying Party's right to control the defense thereof. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any claim, including: (i) making available (subject to the provisions of Section 5.01) records relating to such claim; and (ii) furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such claim.

Section 7.06 Offset Against Post-Closing Payments. Buyer may withhold and set off against the Post-Closing Payments the bona fide or liquidated damages amount of any bona fide indemnification claim made by Buyer under Section 7.05 until final determination of such claim. Upon the final determination of any such claim, if the amount withheld by Buyer is more than the amount determined in Buyer's favor, then Buyer shall promptly pay such difference to Seller.

Section 7.07 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by law.

Section 7.08 Exclusive Remedies. The Parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud by a Party in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this ARTICLE VII. Nothing in this Section 7.08 shall limit any Person's right to seek and obtain any equitable relief to which such Person shall be entitled or to seek any remedy on account of any fraud by either Party.

ARTICLE VIII

TERM AND TERMINATION

Section 8.01 Termination. Except as provided in Section 8.02, this Agreement may be terminated, and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by the mutual written agreement of Buyer and Seller;

(b) by either Buyer or Seller, if: (i) the Closing has not occurred by March 31, 2023 (the "Outside Closing Date"); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available (A) to any Party whose willful failure to fulfill any obligation hereunder or other breach of this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, (B) to Seller if any of the conditions set forth in Section 6.03 that are capable of being satisfied prior to the Closing are not then satisfied unless such failure shall be due to the failure of any of the Buyer Parties to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing, or (C) to Buyer if any of the conditions set forth in Section 6.02 that are capable of being satisfied prior to the Closing are not then satisfied unless such failure shall be due to the failure of the Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; (ii) there shall be in effect a final non-appealable Governmental Order issued by a Governmental Authority preventing consummation of the transactions contemplated hereby; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the transactions contemplated hereby by any Governmental Authority that would make consummation of the transactions contemplated hereby illegal;

(c) by any of the Buyer Parties, if none of the Buyer Parties is in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Seller and such breach, inaccuracy or failure cannot be cured by the Seller by the Outside Closing Date; or

(e) by Seller, if Seller is not in material breach of its obligations under this Agreement and there has been a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any of the Buyer Parties and such breach, inaccuracy or failure cannot be cured by the Outside Closing Date.

Section 8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, or its Affiliates, except that if this Agreement is terminated pursuant to Section 8.01(c) or Section 8.01(d), the party which is in breach of this Agreement shall remain liable for such breach and the termination of this Agreement shall not be deemed to restrict the rights and remedies available against such breaching party. Notwithstanding any termination of this Agreement in accordance with this Article 8, the provisions of Section 5.04 and Article 9 of this Agreement shall remain in full force and effect and survive any termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Expenses. Except as otherwise expressly provided herein (including Section 5.10), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 9.02 Notices. Except as otherwise expressly provided herein, all notices, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient provided that notice is also provided by another method; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

If to Seller:	Mirion Technologies, Inc 1218 Menlo Drive Atlanta, GA 30318 E-mail: legal@mirion.com Attention: General counsel

with a copy to: (which shall not constitute notice)	Hartmann Doherty Rosa Berman & Bulbulia, LLC 830 Morris Turnpike Short Hills, NJ 07078 Email: jdavis@hdrbb.com Attention: Jeffrey S. Davis, Esq.

If to Buyer:	Salona Global Medical Device Corp. 6160 Innovation Way Carlsbad, CA 92009 Email: dennis.nelson@salonaglobal.com Attention: Dennis Nelson

with a copy to:	Joseph G. Martinez, Esq.

(which shall not constitute notice)	Salona Global Medical Device Corp.
6160 Innovation Way

Carlsbad, CA 92009
Email: joe.martinez@salonaglobal.com
Attention: Joseph G. Martinez

Section 9.03 Interpretation; Headings. This Agreement shall be construed and interpreted without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of any provisions of this Agreement.

Section 9.04 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement.

Section 9.05 Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 9.06 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, and any purported assignment in violation of this Section 9.06 shall be null and void.

Section 9.07 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by the Parties. No waiver by either Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy.

Section 9.08 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to the conflict of law provisions thereof to the extent such provisions would require or permit the application of the laws of any jurisdiction other than the State of New York. Any Action arising out of or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby may be instituted solely in the federal courts of the United States of America or the courts of the State of New York in each case located in New York County, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such Action.

(b) WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY SCHEDULES ATTACHED TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Section 9.09 Recovery of Litigation Costs. If either Party brings an Action to enforce this Agreement or any other Transaction Document or on account of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement or any other Transaction Document, the successful or prevailing Party shall be entitled to recover reasonable attorneys' fees and other costs incurred in that Action, in addition to any other relief to which it may be entitled.

Section 9.10 Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of either Party or of any Affiliate of either Party, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

Section 9.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. This Agreement may be signed and/or transmitted using electronic signature technology including DocuSign or other electronic signature technology.

Any signed electronic record shall be valid and as effective to bind the Party so signing as a paper copy bearing such party's handwritten signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

BIODEX MEDICAL SYSTEMS, INC.

By	/s/ Bertrand Duban
Name: Bertrand Duban
Title: President

SALONA BIO ACQUISITION, LLC

By	/s/ Luke Faulstick
Name: Luke Faulstick
Title: President

SALONA GLOBAL MEDICAL DEVICE CORPORATION

By	/s/ Luke Faulstick
Name: Luke Faulstick
Title: President & CEO

EXHIBIT A

DEFINITIONS CROSS-REFERENCE TABLE

The following terms have the meanings set forth in the location in this Agreement referenced below:

Term	Section
Accounting Firm	Section 2.03(c)
Actions	Section 3.11(a)
Affiliate	Section 1.03(b)
Agreement	Preamble
Allocation Schedule	Section 1.06
Available Employees	Section 5.05
Assigned Contracts	Section 1.01(b)
Assignment and Assumption Agreement	Section 2.02(a)(ii)
Assumed Liabilities	Section 1.03(a)
Balance Sheet Date	Section 3.03
Bill of Sale	Section 2.02(a)(i)
Books and Records	Section 1.01(g)
Buyer	Preamble
Buyer Closing Certificate	Section 6.03(d)
Closing	Section 2.01
Closing Date	Section 2.01
Confidential Information	Section 5.04(b)
Confidentiality Agreement	Section 5.04(a)
Contract Manufacturing Agreement	Section 2.02(a)(iv)
Contracts	Section 1.01(b)
control	Section 1.03(b)
Deductible	Section 7.04(a)
Disclosure Mandate	Section 5.04(c)
Disclosure Schedules	Section 1.01(b)
Dispute Notice	Section 2.03(b)
Dispute Submission Notice	Section 2.03(c)

Encumbrance(s)	Section 3.07
Environmental Laws	Section 3.17(b)
ERISA Affiliate	Section 3.15(b)
Estimated Closing Statement	Section 1.05(a)
Estimated Net Working Capital Amount	Section 1.05(c)
Estimated Purchase Price	Section 1.05(c)
Excluded Assets	Section 1.02
Excluded Liabilities	Section 1.03(b)
Final Closing Statement	Section 2.03(d)
Final Purchase Price	Section 2.03(e)
Financial Statements	Section 3.03
Fourth Payment Amount	Section 2.02(e)
Fundamental Representations	Section 7.01
Governmental Authority	Section 1.01(g)
Governmental Order	Section 3.02
Hazardous Materials	Section 3.17(b)
Hired Employees	Section 1.03(a)(iii)
Indemnified Party	Section 7.04
Indemnifying Party	Section 7.04
Intellectual Property	Section 1.01(d)
Intellectual Property Agreements	Section 3.10
Intellectual Property Assets	Section 1.01(d)
Inventory	Section 1.01(a)
IP Registrations	Section 3.10
Landlord Consent	Section 2.02(a)(v)
Law	Section 3.02
Leased Real Property	Section 3.06
Liabilities	Section 1.03(a)
License Agreement	Section 2.02(a)(vii)
Losses	Section 7.02
Material Adverse Effect	Section 3.02

Material Contracts	Section 3.05
Material Customers	Section 3.16(a)
Material Suppliers	Section 3.16(b)
Most Recent Balance Sheet	Section 3.03
Net Working Capital	Section 1.05(a)
Net Working Capital Calculation Schedule	Section 1.05(b)
Net Working Capital Adjustment	Section 1.05(c)
Party/Parties	Preamble
Permitted Liens	Section 1.01
Permits	Section 1.01(f)
Person	Section 3.02
Post-Closing Payments	Section 2.02
Proposed Final Closing Statement	Section 2.03(a)
Purchased Assets	Section 1.01
Purchase Price	Section 1.04
Rehabilitation Business	Recitals
Representative	Section 3.19
Restricted Business	Section 5.04(b)
Restricted Period	Section 5.04(b)
Schedule Supplement	Section 5.03
Second Payment Amount	Section 2.02(c)
Seller	Preamble

Seller Closing Certificate	Section 6.02(d)
Software	Section 1.01(e)
Tangible Personal Property	Section 1.01(h)
Target Net Working Capital Amount	Section 1.05(c)
Taxes	Section 3.14(a)
Tax Returns	Section 1.06
Third Payment Amount	Section 2.02(d)
Transaction Documents	Section 2.02(a)(vi)
Transition Services Agreement	Section 2.02(a)(iii)

Annex I

[Net Working Capital Calculation Schedule]

Exhibit B

[Form of Bill of Sale]

Exhibit C

[Form of Assignment and Assumption Agreement]

Exhibit D

[Form of Transition Services Agreement]

Exhibit E

[Contact Manufacturing Agreement]

Exhibit F

[Form of Trademark Assignment]

Exhibit G

[Form of License Agreement]

Exhibit H

[Form of Parent Guaranty]